

Burke & Boyer, Inc. (the "Company") a New York Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 and 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Burke & Boyer, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the Balance Sheets as of December 31, 2022 and 2021 and the related statement of operations and comprehensive loss, statement of changes in stockholders' equity (deficit), and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 10, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 24, 2023
Vincenzo Mongio


BURKE & BOYER, INC.
BALANCE SHEETS


		December 31, 2022		December 31, 2021
Assets				
Current Assets:				
Cash	$	58,779	$	(8)
Prepaid Expenses		2,517		-
Total Current Assets		**61,296**		**(8)**
Other Assets:				
Intangible Assets, Net of Amortization	$	225,969	$	200,066
Total Other Assets		**225,969**		**200,066**
Total Assets	$	**287,265**	$	**200,058**
Liabilities and Stockholders' Deficit				
Liabilities				
Current Liabilities:				
Accounts Payable	$	110,580	$	181,075
Credit Cards Payable		80,273		88,842
Accrued Interest		1,267		400
Notes Payable		9,000		19,075
SAFE Notes, Net of Offering Costs		348,687		-
Total Current Liabilities	$	**549,807**	$	**289,392**
Stockholders' Equity (Deficit)				
Common Stock, $0.000001 Par Value - 3,000,000 Shares Authorized, 1,100,000 Issued and Outstanding as of December 31, 2022	$	1	$	1
Additional Paid In Capital		123,920		114,861
Retained Earnings		(386,463)		(204,196)
Total Stockholders' Equity (Deficit)		**(262,542)**		**(89,334)**
Total Liabilities and Stockholders' Equity (Deficit)	$	**287,265**	$	**200,058**

BURKE & BOYER, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the Years Ended		
		December 31, 2022		**December 31, 2021**
Revenues:				
Tournament Revenues	$	-	$	-
Total Revenues	$	**-**	$	**-**
Cost of Sales				
Cost of Sales	$	-	$	-
Total Cost of Sales	$	**-**	$	**-**
Gross Profit	$	**-**	$	**-**
Operating Expenses:				
Advertising and Marketing	$	2,028	$	6,900
Legal and Professional		8,228		14,109
Selling, General and Administrative		56,140		17,675
Research and Development		307,803		66,367
Total Operating Expenses	$	**374,199**	$	**105,051**
Other (Income) Expense:				
Interest Expense	$	14,967	$	11,735
Other Income		(210,580)		(26,227)
Foreign Currency Gain (Loss)		(707)		240
Amortization Expense		4,388		4,060
Total Other (Income) Expense	$	**(191,932)**	$	**(10,192)**
Loss from Continuing Operations Before Income Taxes	$	**(182,267)**	$	**(94,859)**
Provision for Income Taxes	$	-	$	-
Net Loss	$	**(182,267)**	$	**(94,859)**
Other Comprehensive Loss, Net of Tax				
Foreign Currency Translation Adjustment	$	-	$	-
Total Other Comprehensive Loss	$	**-**	$	**-**
Total Comprehensive Loss	$	**(182,267)**	$	**(94,859)**

BURKE & BOYER, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock,			Additional Paid-in Capital		Accumulated Deficit		Total Stockholders' Deficit	
	Shares		Amount						
Balance as of December 31, 2020	100	$	1	$	106,957	$	(109,337)	$	(2,379)
Forwad Stock Split	999,900	$	-	$	-	$	-	$	-
Stock-based compensation - RSA	88,551	$	-	$	-	$	-	$	-
Additional Paid-In Capital	-	$	-	$	7,904	$	-	$	7,904
Net Loss	-	$	-	$	-	$	(94,859)	$	(94,859)
Balance on December 31, 2021	**1,088,551**	**$**	**1**	**$**	**114,861**	**$**	**(204,196)**	**$**	**(89,334)**
Stock-based compensation - RSA	11,449	$	-	$	-	$	-	$	-
Additional Paid-In Capital	-	$	-	$	9,059	$	-	$	9,059
Net Loss	-	$	-	$	-	$	(182,267)	$	(182,267)
Balance on December 31, 2022	**1,100,000**	**$**	**1**	**$**	**123,920**	**$**	**(386,463)**	**$**	**(262,542)**


BURKE & BOYER, INC.
STATEMENTS OF CASH FLOWS


	For the Years Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Loss	$ (182,267)	$ (94,859)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization Expense	$ 4,388	$ 4,060
Interest Expense	868	400
Changes in operating assets and liabilities:		
Accounts Payable	(70,495)	72,440
Credit Cards Payable	(8,569)	33,906
Prepaid Expenses	(2,517)	-
Net Cash Flows used in Operating Activities	$ (258,593)	$ 15,947
INVESTING ACTIVITIES		
Intangible Assets	(30,291)	(45,672)
Net Cash Flows from Investing Activities	$ (30,291)	$ (45,672)
FINANCING ACTIVITIES		
Proceeds from SAFE agreements	$ 366,884	$ -
Proceeds from Notes Payable	-	19,075
Repayment of Notes Payable	(10,075)	-
Proceeds from Additional Paid-In Capital	9,059	7,904
Offering Costs	(18,196)	-
Net Cash Flows from Financing Activities	$ 347,672	$ 26,979
Net change in cash	$ 58,788	$ (2,746)
Cash and Equivalents at the beginning of the year	(8)	2,738
Cash and Equivalents at the end of the year	$ 58,779	$ (8)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 868	$ 400
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Right of Use Asset obtained in exchange for a Lease Liability	$ -	$ -

Burke & Boyer, Inc (DBA Corvidane)
Notes to the Unaudited Financial Statements
December 31st, 2021 and 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Burke & Boyer, Inc. ("the Company") was incorporated in New York on July 1st 2014. On November 13th, 2017, the Company adopted the assumed name (DBA) of BBN Cardio Therapeutics. On February 3rd, 2020, the Company changed its DBA to Corvidane. The Company is developing a drug to treat Atherosclerosis and Nonalcoholic SteatoHepatitis using a patented composition. The Company's objective is to develop the drug for sale or license to a large pharmaceutical company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will generally fulfill its performance obligations and recognizes revenue upon the shipment of sold goods to the customer.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, research and development, and other miscellaneous expenses.

Intangible Assets

Intangible assets consist of costs associated with patent applications. In 2017, the Company was awarded one United States patent for Monounsaturated fatty acid composition and use for treating atherosclerosis which relates to high concentrations of monounsaturated fatty acids compositions having low melting points and high iodine values for treating atherosclerotic plaques. This same patent was awarded to the Company in Japan in 2021.
The Company also has five international patent pending applications for Monounsaturated fatty acid composition and use for treating atherosclerosis in Brazil, Canada, China, Europe, and India. Costs related to the patents awarded are capitalized and amortized over the 20 year lives of the patents using the straight-line method. Costs related to patents pending are assessed for impairment by management on an annual basis. Cost related to patents pending are deemed impaired upon the rejection of the patent application, or when management believes that the patent is unlikely to be awarded. No impairment was deemed necessary as of December 31, 2022 and 2021. Total amortization expense for the awarded patents for the years ended December 31, 2022 and 2021 was $4,060 and $4,388, respectively.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Research and Development

Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged in 2022 and 2021 were $307,803 and $66,367, respectively. Of these amounts, the Dutch government subsidize approximately $26,049 in 2021 and $203,973 in 2022.

<u>Recent accounting pronouncements</u>

Management has considered all recent accounting pronouncements issued. In May 2014, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" (the "New Revenue Standard"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to either transfer goods or services. It supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition," and most industry-specific guidance. The standard's core principle is that a Company should recognize certain revenues at the time the Company has completed its remaining performance obligation related to the funds. The adoption of this pronouncement did not result in any adjustments as the Company has not generated revenue from its inception through December 31, 2022.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. During December 31, 2022 and 2021, the Company's majority shareholder contributed additional paid-in capital of $9,059 and $7,904, respectively. No additional shares of stock were granted to the shareholder in return for the additional paid-in capital.

In 2021 the Company entered into three note payable agreements with one of its consultants for a total of $19,075. Each note carries an annual interest rate of 10% and have not specified maturity date. As of December 31, 2022 and 2021, the total principal and accrued interest related to these notes was $10,267 and $19,474, respectively.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In 2021, the Company entered into three separate promissory note agreements with one lender totaling $19,075 in principal loan amounts. Each loan was issued with a compounded interest rate of 10% and no maturity date. During 2022, the Company repaid one of these notes for a total repayment of $10,075 in principal with accrued interest of $1,170. The Company had principal debt balance of $9,000 and $19,075 with accrued interest totaling $1,268 and $340 as of December 31, 2022 and 2021, respectively.

NOTE 6 – SAFE NOTES

The Company's primary obligation relates to five simple agreements for future equity ("SAFE") totaling $366,884. Three of the SAFE provides for the conversion of the principal amount to convert into equity or membership interest in the Company at a pro-rata amount based on the pricing of a future fundraising round with a 90% percent discount rate, or $19,000,000 whichever is less. The other two SAFE provide for the conversion of the principal amount to convert into equity or membership interest in the Company at a pro-rata amount based on the pricing of a future fundraising round with a 90% percent discount rate, or $20,000,000 whichever is less. The Company incurred a total of $27,516 in broker fees in connection with the offering of the SAFE notes. These are recorded as a reduction of the total SAFE obligation.

NOTE 7 – EQUITY

Company Capitalization

On April 30, 2021, the Company amended it certificate of incorporation to increase the authorized capital stock of the Corporation from 100 shares of Common Stock, with a par value of $0.01 per share, to 3,000,000 shares of common stock, with par value of $0.000001 per share. Upon the effective time of the filing, the corporation effected a 1 for 10,000 forward split, whereby each issued and outstanding share of common stock, with par value of $0.01 per share, was changed into 10,000 shares of common stock, with par value of $0.000001 per share; hence, upon the effective time of the filing, a total of 1,000,000 shares of common stock, with a par value of $0.000001 were issued and outstanding.

On November 8, 2021, the Company adopted the 2021 Omnibus Stock Incentive Plan to align the interests of Employees, Non-Employee Directors, and Consultants with the Company.

Restricted Stock Awards

On November 18, 2021, the Company entered into a restricted stock award agreement pursuant to the terms of the Company's 2021 Omnibus Stock Incentive Plan. Under this agreement the Company agreed to issue and sell the participant 88,551 shares of restricted common stock at a per share purchase price of $0.000001 provided that the participant remains in service as of the applicable vesting date. As of December 31, 2022, and 2021, a total of 50,600 and 25,300 shares of common stock had vested under the terms of this agreement.

On April 29, 2022, the Company entered into a restricted stock award agreement pursuant to the terms of the Company's 2021 Omnibus Stock Incentive Plan. Under this agreement the Company agreed to issue and sell the participant 11,449 shares of restricted common stock at a per share purchase price of $0.000001 provided that the participant remains in service as of the applicable vesting date. As of December 31, 2022, and 2021, a total of 6,542, and 0 shares of common stock had vested under the terms of this agreement.

As of December 31, 2022 and 2021, the Company had 1,100,000 and 1,088,551 shares of common stock issued and outstanding, respectively.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value per Share	
Nonvested shares, January 1, 2021	-	$	-
Granted	88,551	$	.000001
Vested	(25,300)	$	.000001
Forfeited	-	$	-
Nonvested shares, December 31, 2021	63,251	$	.000001
Granted	11,449	$	.000001
Vested	(31,842)	$	.000001
Forfeited	-	$	-
Nonvested shares, December 31, 2022	42,858	$	.000001

Collaboration and Development Agreement

In 2021, the Company entered into a collaboration and development agreement with a third-party consulting company to assist in the development of various matters. In return for the collaboration, the Company agreed that it would grant the consulting company the option to purchase either 15% or 11% of the Company's issued and outstanding common stock. The percentage to be granted is reliant upon certain milestones being met and research agreements being obtained. Further, there are two sets of vesting milestones that depend on whether the 15% or 11% is being vested. Whether the milestones are accomplished requires mutual agreement between both parties.

In November of 2022, the Company terminated its agreement with the consulting company. Per the terms of the agreement, if the Company achieves any of the milestones during the following two years since the date of termination of the agreement, the consulting company will be entitled to receive the number of shares in accordance with the vesting schedule for the completed milestone. This could trigger vesting up to the entire amounts of 15% or 11% or the Company's issued and outstanding stock. As of the December 31, 2022, the consulting company has completed the initial milestone, which has entitled it to receive a purchase agreement for 1.5% of the shares in the agreement. A formal agreement has not been executed.

NOTE 8 – RESEARCH AND DEVELOPMENT

Dutch Top Sector Life Sciences & Health Award

In December 2020, the Company was awarded a subsidy by the Dutch government to collaborate with University Medical Center Utrecht to perform several in vivo and in vitro studies in order to generate more data surrounding Corvida™'s efficacy and mechanisms of action. The total cash amount of the studies is estimated to be 685,186 EUR of which 492,898 EUR will be subsidized by the Dutch government over the duration of the project. The company will be responsible for the remaining cash amount of 189,288 EUR plus 21% VAT. The project started on December 31, 2020 and is expected to end on December 31,2023. As of December 31, 2022 and 2021, the Company had been invoiced approximately $103,000 USD (96,800 EUR) and $40,000 USD (35,438 EUR), respectively, in connection to the studies.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 17, 2023, the date these financial statements were available to be issued.

In May 2023, the company secured a convertible note in the amount of $25,000 from a related party. This note accrues simple interest on the unpaid principal balance at a rate equal to 10% and payment of the accrued interest and outstanding principal is due in May of 2026. Demand of repayment made not be made until the maturity date. This note, however, may be converted at maturity or upon a change of control. If a qualified financing event occurs, the note will be automatically converted. At maturity, if the holder chooses to convert to equity, this conversion will be made into fully paid and non-assessable shares of the Company's common stock, or an equivalent security, at a price per share determined by dividing an amount equal to the valuation cap by the fully-diluted capitalization as of the maturity conversion.

If a change of control occurs prior to a qualified financing, then at the election of the holder or, with respect to all notes, the election of the majority holders in their sole discretion (irrespective of any individual holder's election), either: (i) the holder shall be paid a prepayment amount equal to all accrued and unpaid interest due on the note as of immediately prior to such change of control plus the then-outstanding principal amount of this note, and the note shall thereafter be cancelled and be of no further force or effect, whether or not delivered to the Company for cancellation, or (ii) the then-outstanding principal amount of the note and all accrued and unpaid interest on this note shall automatically convert as of immediately prior to such change of control into fully paid and non-assessable shares of the Company's common stock at a price per share determined by dividing (x) the valuation cap by (y) the fully-diluted capitalization (excluding from such calculation the unused portion of any equity incentive plans) as of immediately prior to such change of control, without giving effect to any changes to the capitalization arising from such transaction.

Upon the closing of a qualified financing event, the entire outstanding principal amount of this note, any accrued but unpaid interest and any other amounts payable under this note shall be converted automatically into financing conversion securities, or in the Company's sole discretion, qualified financing securities. In the event of such automatic conversion, this Note shall be converted into that number of the applicable securities determined by dividing (i) the aggregate outstanding principal amount of this Note, any accrued but unpaid interest, and any other amounts payable under this Note by (ii) the note conversion price.

NOTE 10 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses and negative cashflows from operations every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

NOTE 11 – RISKS AND UNCERTAINTIES

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.